NATURAL GAS FUELING AND CONVERSION INC.

45 ALMERIA AVE

CORAL GABLES, FLORIDA 33134

September 12, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-192590

Dear Ms. Ransom:

By letter dated September 9, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Post-Effective Amendment No.1 to Registration Statement (the “Registration Statement”) on Form S-1, filed on August 29, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Question:

We note that you are attempting through a Post-Effective Amendment to a Form S-1 to increase the number of shares covered by the registration statement from 10,000,000 shares to 200,000,000 shares. Please tell us why you believe you may use a post-effective amendment to increase the number of shares, given that Rule 413(a) under the Securities Act of 1933, as amended, and Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations indicate that you may not.

Response:

We have referred to Rule 413(a) under the Securities Act of 1933, as amended, and Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations and realize, as the Staff pointed out, that we may not be able to increase the number of shares by filing a Post-Effective Amendment to a Form S-1. Also our main objective was to decrease the price of shares from $3.00 to .15 cents, rather than increasing the number of shares since after getting our S-1 effective, we discovered that, while we are being defined a “Shell Company” we may not be able to sell shares for $3.00 per share till we begin our operation and are listed on an exchange. The purpose of bringing the price down is to be able sell enough shares to raise some capital to begin operations and simultaneously meet the minimum requirement to create a market to satisfy the requirement of FINRA to get a stock symbol and get listed on the OTC. Therefore we have amended our Post-Effective Amendment to the S-1 via Amendment number 2 and have changed all the tables and text that would reflect decreasing only the price while keeping the number of shares we registered to 10,000,000 and also illustrating how we plan to begin operations based on successfully completing this offering.

Further, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/I.Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer